Valeo

RECEIVED

2004 AUG -9 P 3:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Paris, July 27, 2004

U.S. Security and Exchange Commission
Office of International Corporate Finance
Room 3094, Stop 3 – 6
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20459
USA

File n° 82 - 3668
Valeo A.D.R.'s

04036092

SUPPL

Dear Sirs,

Please find enclosed our latest release dated July 22, 2004, concerning our H1-2004 Results.

Yours faithfully,

Rémy Dumoulin
Investor Relations Director

PROCESSED
AUG 10 2004
THOMSON FINANCIAL

Encl.

INFOS Valeo NEWS

04.19

Valeo: 2004 first half results
Improvement in income and free cash flow
Strong increase in order intake

PARIS, France, July 22nd, 2004 — Valeo's Board of Directors, which met today, approved the consolidated results for the first half 2004.

In millions of euros	1st half			Quarterly evolution 2004*	
	2004	2003	Change	2nd quarter	1st quarter
Sales	4,928	4,846	+ 1.7%	2,513	2,415
Gross margin	883	863	+2.3%	454	429
% of sales	*17.9%*	*17.8%*	+ 0.1 *pt*	*18.1%*	*17.8%*
Operating income	251	241	+4.1%	140	111
% of sales	*5.1%*	*5.0%*	+ 0.1 *pt*	*5.6%*	*4.6%*
Income before income tax	176	156	+12.8%	100	76
% of sales	3.6%	3.2%	+ 0.4 *pt*	*4.0%*	*3.1%*
Net income	120	102	+17.6%	46	74
% of sales	*2.4%*	*2.1%*	*+0.3 pt*	*1.8%*	*3.1%*
Net cash from operating activities	465	382	+21.7%	*NA*	*NA*

*The auditors have performed a fairness review of quarterly data

First half results 2004

Consolidated sales were 4,928 million euros in the first half 2004, an increase of 1.7% as compared to the first half 2003. At constant exchange rates and reporting entity, sales dropped by less than 1% - the organic sales drop of 3% in the first quarter having been almost totally offset in the second quarter.

Consolidated gross margin for the six month period was 883 million euros, an increase of 2.3% compared with the first half 2003. The gross margin was 17.9% of sales, an improvement of 0.1 percentage points as compared with the first half 2003. This improvement was achieved despite the strong pressure from raw materials prices particularly in the second quarter.

Operating income increased by 4.1% during the half to 251 million euros, representing 5.1% of sales as compared to 5.0% for the year earlier period. The improvement in the gross

margin was reflected in the operating income thanks to a strict control of administrative costs which enabled the financing of the commercial and R&D activities.

Net income before income taxes increased by 12.8% through the double impact of a reduction in net financial charges of 29% and a fall of 8% in other income and expenses net, which totaled 62 million euros.

Consolidated net income was 120 million euros, up 17.6% as compared with the same period in 2003. During both periods exceptional tax gains were recorded, of 88 million euros in 2003 and 83 million euros in 2004, related to the tax rebate received from the French authorities concerning the capital gains from the 1999 disposal of the Group's interest in LuK.

Net cash from operating activities after deduction of capital expenditure in property and intangibles (free cash flow) was 248 million euros as compared with 175 million euros in the first half 2003. The free cash flow adjusted for tax rebates was 156 million euros as compared with 80 million euros in 2003.

Valeo's **net financial indebtedness** was 390 million euros at the end of the first half 2004, down by 178 million euros compared with December 31, 2003. The debt to equity ratio thus went from 27% to 19%.

The **order intake** continued to improve and represented 1.4 times sales for the first half 2004 as compared to 1.3 times in 2003. This confirms that ongoing development projects will lead to sales growth.

Valeo is an independent industrial Group fully focused on the design, production and sale of components, integrated systems and modules for cars and trucks. Valeo ranks among the world's top automotive suppliers. The Group has 128 plants, 65 R&D centers, 9 distribution centers and employs 68,800 people in 25 countries worldwide (end June 2004).

For further information please contact **:**

Kate Philipps, Group Communications Director, Tel.: 01.40.55.20.65
Rémy Dumoulin, Financial Relations Director, Tel.: 01.40.55.29.30